UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                 SCHEDULE 13D





                   Under the Securities Exchange Act of 1934
                              (Amendment No.  4)



                           STANDARD FINANCIAL, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   853403103
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 11, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         This is Amendment No. 4 to the Schedule 13D filed jointly by LaSalle/Kross Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Wallace D. Riley, as amended (the "Schedule 13D"), and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Standard Financial, Inc. (the "Issuer"). The following item in the Schedule 13D is hereby amended to read in its entirety as follows:

Item 4.  Purpose of Transaction.

         The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to acquire control over and influence the policies of the Issuer by electing the Partnership's own nominees to the Issuer's board of directors.

         The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

                 Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

The Partnership believes that its acquisition of the Issuer's Common Stock is in accordance with these stated purposes.

         As described more specifically below, the Group is seeking two representatives on the Issuer's Board of Directors. The Group's purpose in doing so is primarily to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Issuer's Common Stock. One common way of achieving this result is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Issuer's Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

         The above-stated purpose to control is unrelated to Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary savings institution. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

         The Group also offers the following chronology of certain events. Certain of these events were described in earlier versions of the Group's
Schedule 13D as amended. The description has been updated with regard to some events, particularly with respect to litigation brought by the Issuer against several members of the Group.

         On December 2, 1996, the Partnership wrote to Mr. David Mackiewich, the Chairman and President of the Issuer, and requested that the Issuer nominate Messrs. Nelson and Riley as part of the management slate of nominees for election to the Issuer's Board of Directors at the 1997 Annual Meeting of Stockholders. On December 6, 1996, Mr. Mackiewich responded to the Partnership stating that the Partnership's "nominations" had been referred to the Issuer's Board Nominating Committee. As of the date of this Amendment, neither the Issuer's Board of Directors nor the Nominating Committee of the Board of Directors has responded to this request; however, Mr. Mackiewich has testified in his deposition that he is of the personal view that Messrs. Nelson and Riley should not be nominated for election to the Issuer's Board of Directors.

         Previously, on November 22, 1996, the Board of Directors of the Issuer took action to amend certain provisions of the Issuer's Bylaws requiring advance notice of any intent to nominate persons for election as Directors and advance notice of any intention to propose business at an annual meeting of stockholders, and lengthened the required advance notice from 60 to 120 days. Given this requirement, on December 9, 1996, the Partnership delivered to the Issuer, in accordance with the amended Bylaws of the Issuer, a notice of intention to nominate two persons for election as directors of the Issuer at its 1997 Annual Meeting of Stockholders (the "1997 Annual Meeting"), if the Issuer's Nominating Committee rejects the Group's request for Board representation. The persons that the Partnership intends to nominate at the 1997 Annual Meeting are Richard J. Nelson and Wallace D. Riley. A copy of such Notice of Intent to Nominate Two Directors, which contains biographical and other information required by the Bylaws of the Issuer, was previously filed as an exhibit to the Schedule 13D.

         On December 9, 1996, the Partnership delivered to the Issuer a notice of intention to propose business at the 1997 Annual Meeting for consideration and action by the stockholders of the Issuer. The Partnership intends to introduce for consideration and action by stockholders at the 1997 Annual Meeting a proposal to approve the reimbursement by the Issuer to the Partnership of certain costs and expenses that the Partnership incurs in connection with the solicitation of proxies for use at the 1997 Annual Meeting for the purpose of electing the two persons that the partnership intends to nominate for election as Directors. A copy of such Notice of Intent to Propose Business, which contains other information required by the Bylaws of the Issuer, was previously filed as an exhibit to the Schedule 13D.

         On January 21, 1997, the Partnership made demand on the Issuer to inspect and copy the stock records, including a current stockholder list of names and addresses, of the Issuer, in accordance with applicable provisions of Delaware law. The demand states, among other things, that the purposes for requesting such inspection and copying are to communicate with stockholders regarding the Issuer's pending litigation against certain members of the Group, to communicate with stockholders regarding the earnings and growth strategies of the Issuer, and to facilitate the Group's solicitation of proxies in connection with its notice to nominate Messrs. Nelson and Riley for election to the Issuer's Board of Directors at the 1997 Annual Meeting of Stockholders, should the Issuer's Nominating Committee reject the Group's request to include Messrs. Nelson and Riley on Issuer's slate of directors.

         On February 11, 1997, the United States District Court for the Northern District of Illinois, case no. 96-C-8037, entered a Memorandum Opinion and Order granting in part and denying in part the Issuer's request for injunctive relief in a lawsuit against the Partnership, the General Partners, and Messrs. Kross and Nelson. The Court ordered, among other things, that: "Defendants are temporarily enjoined from purchasing or selling any shares or otherwise seeking control of Standard until seven days after they have filed [an] amended Schedule 13D" in compliance with the Order. The Court also entered a permanent injunction requiring defendants to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended.

         On February 25, 1997, at the presentment of Defendant's Motion to Clarify and Reconsider the February 11, 1997 Order, the Court stated that the use of the word "permanently" was a misprint in that Order, and that the word "preliminarily" should be substituted for "permanently." At a hearing held on March 5, 1997, the Court otherwise denied Defendant's Motion to Reconsider.

         The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Issuer's Common Stock or other persons to further its objectives. The Group may make further purchases of shares of Common Stock or may dispose of any or all of its shares of Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and formulate plans with respect to matters referred to in Item 4 of Schedule 13D.


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 1997
                                LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                                By: LaSALLE CAPITAL MANAGEMENT, INC.
                                    a General Partner


                                    By: /s/ Richard J. Nelson
                                        Richard J. Nelson, President


                                /s/ Richard J. Nelson
                                Richard J. Nelson


                                /s/ Peter T. Kross
                                Peter T. Kross


                                /s/ Wallace D. Riley
                                Wallace D. Riley